Exhibit 6.   Identification of conflicts of interests relating to the issuance of credit ratings.

Conflicts of interest relating to the issuance of credit ratings by JCR

I.   Prohibited conflicts of interest

1.   JCR issues or maintains a credit rating solicited by a person that, in the most recently ended fiscal year, provided JCR with net revenue equaling or exceeding 10% of the total net revenue of JCR for the fiscal year.

2.   JCR issues or maintains a credit rating with respect to a person associated with JCR.

3.   JCR issues, maintains, provides or discloses a credit rating with respect to an obligor or a security where JCR or a person associated with JCR made recommendations to the Stakeholder[1] of the security about any of the following matters that may materially influence a credit rating concerning the Stakeholder. (An explanation as to how the information or facts provided by the Stakeholder may affect the determination of credit rating, in accordance with the rating policies and methodologies and any matter incidental thereto shall be excluded from the prohibited conflicts.)

   i)   The corporate or legal structure of the juridical person and the composition of the principal assets and liabilities thereof, when the object of the credit rating is the assessment of the credit status of such juridical person, securities issued by such juridical person or claim pertaining to a monetary loan held against a juridical person; and

   ii)   Material matter on the structures of financial instruments or the structures of the juridical person, in cases where the object of the credit rating is the assessment of such financial instruments or juridical person issues or maintains.

4.   JCR issues or maintains a credit rating where the fee paid for the rating was negotiated, discussed, or arranged by responsible members for credit ratings[2] or an officer or employee of the Company who has responsibility for developing or approving procedures or methodologies used for determining credit ratings.

5.   JCR issues or maintains a credit rating where a person within JCR who participates in determining or monitoring the credit rating, or developing or approving procedures or

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[1]   It shall mean a Stakeholder as stipulated in Article 307 of the Cabinet Office Ordinance Concerning the Financial Instruments Business (Cabinet Office Ordinance No. 52, 2007). It includes a rated corporation, an issuer of financial instruments, and an arranger of financial instruments.

[2]   Responsible members for credit ratings shall mean a rating analyst or a member of the collegial body that assigns final credit ratings.

methodologies used for determining the credit rating, including qualitative and quantitative models, also participates in sales or marketing of a product or service of JCR or a product or service of an affiliate of JCR, or is influenced by sales or marketing considerations.

6. JCR issues or maintains a credit rating where a responsible member for the credit ratings or a responsible rating officer who attends the Rating Committee of the Stakeholder is an officer of the Stakeholder or holds an equivalent position, or is a relative (limited to a spouse and a relative by blood and a relative by affinity of the first degree of kinship) of an officer of the Stakeholder or of a person who holds an equivalent position.

7. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating officer who attends the Rating Committee of the Stakeholder holds[3] securities or derivatives issued by a Stakeholder.

8. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating officer who attends the Rating Committee of the Stakeholder holds[3] securities or derivatives issued by the affiliated partner of a Stakeholder.

9. JCR issues or maintains a credit rating where a responsible member for credit ratings or a responsible rating officer who attends the Rating Committee of the Stakeholder had an employer-employee relationship (including if he or she was an officer or equivalent) or other important business relationship with the Stakeholder in the last year and such relationship might lead to a conflict of interest, or if he or she currently has such relationship.

10. JCR issues or maintains a credit rating where a responsible member for credit ratings received, requested for or accepted the proposal of gifts, including entertainment, from any stakeholders, excluding cases where the total value of such money or goods received in the same day is three thousand yen or less, and the cases as may be provided in the context of normal business activities.

11. JCR promises any stakeholders, prior to implementing the credit assessment, to provide or make available to the public a certain credit rating as a result of the credit assessment (excluding an act to provide in advance any Stakeholder with a credit rating estimated based on the rating policies and methodologies and any other information incidental thereto).

12. In cases where the object of a credit rating is the assessment of the credit status of asset securitization products, JCR refuses to determine a credit rating for the assessment of the credit status of such asset securitization products, merely on the grounds that another credit

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[3] Such a holder includes a person who has the authority to exercise his/her voting rights or any other rights as a shareholder of the issuer, or to give instructions as to the exercise of said voting rights or any other rights, based on a money trust contract or any other contract or a person who has the authority necessary to make investments in securities, based on a discretionary investment contract or any other contracts.

rating agency had already determined a credit rating for the assessment of the credit status of such asset securitization products or the relevant underlying assets.

13. JCR has a person associated with JCR that is a broker or dealer engaged in the business of underwriting securities or money market instruments.

14. JCR issues or maintains a credit rating where a responsible member for credit ratings as well as their lineal relatives who makes a livelihood the same, either on their own account or on behalf of another person, buy or sell or engage in any securities transactions issued by the stakeholders to which the responsible members assign ratings, or derivatives (limited to those based on a security issued by the Stakeholder or by issuers related to the Stakeholder).

15. When an issuer or the subject of the rating has, or is simultaneously pursuing, regulatory function over JCR (e.g., governments), JCR uses the same employees for conducting its credit rating actions as those in liaison with its Regulatory Agency.

II. Conflicts of interest

1. JCR is paid by issuers or underwriters to determine credit ratings with respect to securities or money market instruments they issue or underwrite.

2. JCR is paid by obligors to determine credit ratings with respect to the obligors.

3. JCR receives fiscal benefit such as a significant amount of money etc., as a compensation for business other than the credit rating activities.

4. JCR is financed, guaranteed or secured the payment by a stakeholder.

5. A stakeholder underwrites securities issued by JCR.

6. A stakeholder has more than 5% of the voting rights of JCR.

7. JCR receives a considerable amount of payments from a stakeholder.

8. Responsible Members for credit ratings approach a Stakeholder to become an Officer (or the equivalent) of the Stakeholder.

9. In case that a rating analyst or a Rating Committee member who retired from JCR has become an officer or employee of the Stakeholders which he/she was involved in the rating process of the relevant Stakeholders.

10. A responsible member for credit ratings as well as their lineal relatives who make a livelihood the same, buys, sells, or otherwise deals in securities, posing a potential conflict of interest

except any transactions falling under "prohibited conflicts" prescribed in the preceding chapter.

11. Officers and employees, other than persons involved in determining credit rating as well as their lineal relatives who make a livelihood the same, engage in securities transactions involving securities issued by the stakeholders related to the credit ratings assigned by JCR that has been publicly announced (including any officer or employee who is aware of the stakeholder, even though the stakeholders has not been publicly announced).

12. A responsible member for credit ratings consecutively participates in the process of issuing credit ratings for the same stakeholder.

13. Rating fee income affects the remuneration and performance evaluation of responsible members for credit ratings. The business results of credit rating business affect the amount of remuneration of the Compliance Officer.

14. JCR allows officers and employees of JCR to have a business relationship that is more than an arm's length ordinary course of business relationship with issuers or obligors subject to a credit rating determined by JCR and to receive the compensations.

15. A responsible member for credit ratings or a responsible rating officer who has a personal relationship with an officer or an employee of the Stakeholder or their representative which might lead to an actual or perceived conflict of interest involved in the credit rating process related to the Stakeholder.

16. A director participates in the process of issuing credit ratings, including the attendance at the Rating Committees.

17. JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons may use the credit ratings of JCR to comply with, and obtain benefits or relief under, statutes and regulations using the term "nationally recognized statistical organization".

18. JCR is paid by persons for subscriptions to receive or access the credit ratings of JCR and/or for other services offered by JCR where such persons also may own investments or have entered into transactions that could be favorably or adversely impacted by a credit rating issued by JCR.